UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

GAMCO INVESTORS, INC.
(Exact name of registrant as specified in its charter)

Delaware	13-4007862
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

One Corporate Center, Rye, NY	10580-1422
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Stock, par value $0.001 per share	NEW YORK STOCK EXCHANGE

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act:  NONE

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A is being filed pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to amend the Registration Statement filed by the Registrant with the Securities and Exchange Commission (the “SEC”) on January 12, 1999, to reflect the reincorporation of GAMCO Investors, Inc. from the State of New York to the State of Delaware (the “Reincorporation”) on  November 22, 2013 (the “Effective Date”). On the Effective Date, GAMCO Investors, Inc., a New York corporation (“GAMCO New York”), merged with and into GAMCO Investors, Inc., a Delaware corporation (the “Company” or “GAMCO Delaware”) and a wholly owned subsidiary of GAMCO New York, with the Company continuing as the surviving entity under the name “GAMCO Investors, Inc.” Immediately prior to the Effective Date, the Company had no assets and no liabilities. The shareholders of GAMCO New York approved the Reincorporation at the Special Meeting of Shareholders of GAMCO New York held on November 20, 2013.  As used herein, references to the “Registrant” means GAMCO New York prior to the Reincorporation, and the Company after the Reincorporation.

At the Effective Time, (i) each issued and outstanding share of GAMCO New York’s Class A Common Stock, par value $0.001 per share (the “NY-A Common Stock”), was automatically converted into one share of GAMCO Delaware Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”); and (ii) all options and other rights to acquire NY-A Common Stock outstanding immediately before the effective date of the Reincorporation were also automatically converted into options and rights to acquire the same number of shares of the GAMCO Delaware’s Class A Common Stock upon the same terms and conditions, including price.  Each outstanding certificate representing shares of NY-A Common Stock was deemed, without any action by the stockholders, to represent the same number of shares of the GAMCO Delaware Class A Common Stock. GAMCO New York shareholders may, but are not required to, exchange their stock certificates as a result of the Reincorporation.

In accordance with Rule 12g-3 under the Exchange Act, the shares of Class A Common Stock of the Company are deemed to be registered under Section 12(b) of the Exchange Act as the successor to GAMCO New York. The Company, as successor issuer to GAMCO New York, hereby expressly adopts this Form 8-A/A as its own for all purposes of the Exchange Act. The shares of Class A Common Stock of the Registrant continue to be listed on the NYSE under the symbol “GBL.”

Prior to the Effective Date, the rights of GAMCO New York’s shareholders were governed by the New York Business Corporation Law and GAMCO New York’s Amended and Restated Certificate of Incorporation, and GAMCO New York’s Amended and Restated Bylaws. As a result of the Reincorporation, holders of GAMCO New York NY-A Common Stock are now holders of GAMCO Delaware Class A Common Stock, and their rights as stockholders are governed by the General Corporation Law of the State of Delaware and the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the Amended and Restated By-Laws (the “By-Laws “).

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

As of November 22, 2013, the Company’s authorized capital stock includes 100,000,000 shares of Class A Common Stock, 100,000,000 shares of Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), and 10,000,000 shares of preferred stock. No preferred stock is outstanding as of the date of this registration statement.   Of the 100,000,000 shares of Class A Common Stock authorized, 6,609,075 shares were outstanding as of November 22, 2013, and 2,049,475 shares have been reserved for issuance pursuant to certain employee benefits plans. Of the 100,000,000 shares of Class B Common Stock authorized, 19,384,174 were outstanding as of November 22, 2013.  The following is a summary description does not purport to be complete and is qualified in its entirety by reference to the Company’s Certificate of Incorporation and the By-Laws.

The only stock being registered on this registration statement is the Class A Common Stock.

Class A Common Stock

Voting Rights. The holders of Class A Common Stock and Class B Common Stock have identical voting rights except that:

(i) holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by stockholders; and

(ii) holders of Class A Common Stock are not eligible to vote on matters relating exclusively to Class B Common Stock and vice versa.

Holders of shares of Class A Common Stock and Class B Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes that are entitled to be cast by the holders of all shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to the Certificate of Incorporation generally must be approved by a majority of the combined voting power of all Class A Common Stock and Class B Common Stock voting together as a single class. Amendments to the Certificate of Incorporation that would alter or change the powers, preferences or special rights of the Class A Common Stock or the Class B Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Dividends. Holders of Class A Common Stock and Class B Common Stock will receive an equal amount per share in any dividend declared by the Board of Directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Class A Common Stock and Class B Common Stock may be paid only as follows:

(i) shares of Class A Common Stock may be paid only to holders of Class A Common Stock and shares of Class B Common Stock may be paid only to holders of Class B Common Stock; and

(ii) shares will be paid proportionally with respect to each outstanding share of Class A Common Stock and Class B Common Stock.

Other Rights. On liquidation, dissolution or winding up of the Company, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

In the event of any corporate merger, consolidation, purchase or acquisition of property or stock, or other reorganization in which any consideration is to be received by the holders of Class A Common Stock or the holders of Class B Common Stock as a class, the holders of Class A Common Stock and the holders of Class B Common Stock will receive the same consideration on a per share basis; except that, if such consideration shall consist in any part of voting securities (or of options or warrants to purchase, or of securities convertible into or exchangeable for, voting securities), the holders of Class B Common Stock may receive, on a per share basis, voting securities with up to ten times the number of votes per share as those voting securities to be received by the holders of Class A Common Stock (or options or warrants to purchase, or securities convertible into or exchangeable for, voting securities with up to ten times the number of votes per share as those voting securities issuable upon exercise of the options or warrants, or into which the convertible or exchangeable securities may be converted or exchanged, received by the holders of Class A Common Stock). Accordingly, except with respect to voting rights, the holders of Class B Common Stock will not receive greater value than the holders of Class A Common Stock in an extraordinary corporate transaction involving the Company.

Anti-Takeover Provisions

In the Certificate of Incorporation, the Company has elected not to be governed by Section 203 of the DGCL. Section 203 of the DGCL generally provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person is an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person became an interested stockholder, unless one of the following exceptions applies: (1) prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) At or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Item 2.	Exhibits.

Exhibit No.	Description

3.1
Amended and Restated Certificate of Incorporation of GAMCO Investors, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K as filed with the Securities and Exchange Commission on November 22, 2013).

3.2	Amended and Restated By-Laws of GAMCO Investors, Inc. (incorporated by reference to Exhibit 3.2 to the Form 8-K as filed with the Securities and Exchange Commission on November 22, 2013).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Form 8-K as filed with the Securities and Exchange Commission on November 22, 2013)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 22, 2013	GAMCO INVESTORS, INC.
(Registrant)

	By:	/s/ Robert S. Zuccaro
		Name:	Robert S. Zuccaro
		Title:	Executive Vice-President and Chief Financial Officer